EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements Form S-8 Nos. 333-26117, 333-48692, 333-87028, 333-127144, 333-127145, 333-137778, 333-151618, 333-159833, 333-174394 and 333-210065, and Form S-3 No. 333-196795 of our report dated March 31, 2017, relating to the consolidated financial statements of Inventure Foods, Inc. and subsidiaries (the “Company”) (which includes an explanatory paragraph regarding the Company’s ability to continue as a going concern), and the effectiveness of internal control over financial reporting of the Company (which includes an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness), appearing in this Annual Report (Form 10-K) for the year ended December 31, 2016.

/s/ Moss Adams LLP

Scottsdale, Arizona
March 31, 2017